UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Ballard Power Systems Inc.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	000-53543	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

9000 Glenlyon Parkway, Burnaby, British Columbia, Canada		V5J 5J8
(Address of principal executive offices)		(Zip Code)

Sarbjot Sidhu (604) 454 – 0900
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Ballard Power Systems Inc.’s ("Ballard") Conflict Minerals Report for the reporting period January 1, 2020 to December 31, 2020 is provided as Exhibit 1.01 hereto and is publicly available at http://www.ballard.com/investors/regulatory-filings.

Item 1.02 Exhibits

As specified in Item 1.01 of this Form SD, Ballard is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Ballard Power Systems Inc.
(registrant)

Date: June 1, 2021	By:	/s/ Sarbjot Sidhu
	Name:	Sarbjot Sidhu
	Title:	Senior Vice President, Operations